February 3, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 45

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 45 to the Registrant’s Registration Statement (the “Amendment”) and the Compass EMP Multi-Asset Balanced Fund (the “Balanced Fund”), Compass EMP Multi-Asset Growth Fund (the “Growth Fund”) and Compass EMP Alternative Strategies Fund (the “Alternative Fund”) (each a “Fund” and collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

1.

In footnote 2 to the fee table for each Fund, the expiration date for the expense limitation agreement is stated as October 31, 2011.  If this date has been extended to be at least one year from the effective date of the Amendment, please revise accordingly; otherwise, please delete the footnote and the last two rows in the fee table.

Response: The expense limitation agreement for each Fund has been extended through October 31, 2012. The above-referenced footnote and other references to the expense limitation agreement expiration date have been revised accordingly.

2.

With respect to the “Fixed Income Risk” disclosures in the Prospectus for each Fund, please enhance the disclosures regarding the inverse relationship between interest rates and the value of fixed income instruments.  Please also enhance the disclosures to address credit risk.

Response: The respective disclosures in Item 4 for each Fund has been revised as follows:

The value of the Fund’s investments in bonds or ETFs that own bonds will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of bonds and bond funds owned by the Fund.  On the other hand, if rates fall, the value of the fixed income securities generally increases. In addition, the Fund may invest in securities that are sometimes referred to as “junk bonds.” Such securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality debt securities.

The respective disclosure in Item 9 has been revised as follows:

When the Fund invests in bonds or ETFs that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). In addition, the Fund may invest in securities that are sometimes referred to as “junk bonds.” Such securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality debt securities.

3. Please delete the sentence following each Average Annual Total Returns Table (the sentences begin with “Note”). Response: The above-referenced sentences have been deleted.

4.

In the Principal Investment Strategies discussion for the Growth Fund (Items 4 and 9), please enhance the description of “alternative securities”.

Response: The first paragraph of the Principal Investment Strategies discussions in Items 4 and 9 for the Growth Fund have been revised as follows:

The Growth Fund seeks to achieve its investment objective by investing in a portfolio of exchange traded funds (“ETFs”), equities, fixed income securities and futures contracts.   The Fund’s advisor will select the appropriate investment vehicle based on the strategy of the particular asset class within the investment portfolio. The Fund invests primarily in fixed income, equity and alternative (including commodity, currency, hedging and real estate) securities.

5.

In the Principal Risks of Investing in the Fund for the Alternative Fund, there is a disclosure regarding “Portfolio Turnover Risk”; however, there is no disclosure in the Fund’s Principal Investment Strategies related to such risk.  Please either delete the risk disclosure or revise the strategy disclosure accordingly.  Additionally, the same risk factor is included in the Item 9 disclosures for all three Funds.  Please delete or revise the disclosure to reflect the Funds, if any, for which such disclosure is intended.

Response: High portfolio turnover/short-term trading is not a principal strategy of any of the Funds, and the “Portfolio Turnover Risk” has been deleted from the Principal Risks section.

6.

Under the “Advisory Fees” heading of the Prospectus, the disclosure references a discussion of the factors considered by the Board in approving the Funds’ advisory agreement in the Trust’s semi-annual report dated December 31, 2008.  Please revise this disclosure for the date of the Board’s most recent consideration of the advisory agreement.

Response: The above-referenced disclosure has been revised to refer to the Trust’s semi-annual report for the period ended December 31, 2010.

7.

Under the heading “Compensation of the Board of Trustees” in the Statement of Additional Information, please add a footnote to specify the investment companies in the Fund Complex.

Response: The following footnote has been added to the above-referenced table: “The ‘Fund Complex’ includes Catalyst Funds.”

8.

Please file a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), including a consent from the auditor, prior to the effectiveness of the Amendment.

Response:  A post-effective amendment pursuant to Rule 485(b) under the 1933 Act, including a consent from the auditor, will be filed on or before February 4, 2011.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP